UNIVERSAL SECURITY INSTRUMENTS, INC.

11407 Cronhill Drive, Suite A

Owings Mills, Maryland 21117

December 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg and Mara Ransom

Re:	Universal Security Instruments, Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-264990

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Universal Security Instruments, Inc. (the “Company”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”), which was filed on May 16, 2022.

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 25, 2022, by and among the Company, D-U Merger Sub, Inc. and Infinite Reality, Inc. The Company is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated effective as of December 12, 2022.

The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please contact Hillel Tendler of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., at (410) 332-8552 or ht@nqgrg.com.

Sincerely,

UNIVERSAL SECURITY INSTRUMENTS, INC.

By:	/s/ Harvey B. Grossblatt
Harvey B. Grossblatt
President and Chief Executive Officer